UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     2    ) *

ZipRealty, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

98974V107

(CUSIP Number)

August 10, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 98974V107

1.	Names of Reporting Persons. John H. Lewis I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 14,600
	6.	Shared Voting Power 2,276,898
	7.	Sole Dispositive Power 14,600
	8.	Shared Dispositive Power 2,276,898
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,291,498
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.1%
12.	Type of Reporting Person (See Instructions) IN

*	Beneficial ownership information above is as of August 15, 2012. On August 10, 2012 the Filers (as such term is defined below in Item 2) exceeded 10% beneficial ownership, necessitating the filing of this Amendment No. 2.

Page 2 of 9 pages

CUSIP No. 98974V107

1.	Names of Reporting Persons. Osmium Partners, LLC I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,276,898
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,276,898
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,276,898
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.0%
12.	Type of Reporting Person (See Instructions) IA, OO

*	Beneficial ownership information above is as of August 15, 2012.. On August 10, 2012 the Filers (as such term is defined below in Item 2) exceeded 10% beneficial ownership, necessitating the filing of this Amendment No. 2.

Page 3 of 9 pages

CUSIP No. 98974V107

1.	Names of Reporting Persons. Osmium Capital, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 700,408
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 700,408
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,408
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.4%
12.	Type of Reporting Person (See Instructions) PN

*	Beneficial ownership information above is as of August 15, 2012. On August 10, 2012 the Filers (as such term is defined below in Item 2) exceeded 10% beneficial ownership, necessitating the filing of this Amendment No. 2.

Page 4 of 9 pages

CUSIP No. 98974V107

1.	Names of Reporting Persons. Osmium Capital II, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,320,087
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,320,087
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,087
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) PN

*	Beneficial ownership information above is as of August 15, 2012. On August 10, 2012 the Filers (as such term is defined below in Item 2) exceeded 10% beneficial ownership, necessitating the filing of this Amendment No. 2.

Page 5 of 9 pages

CUSIP No. 98974V107

1.	Names of Reporting Persons. Osmium Spartan, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 159,102
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 159,102
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 159,102
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8%
12.	Type of Reporting Person (See Instructions) PN

*	Beneficial ownership information above is as of August 15, 2012. On August 10, 2012 the Filers (as such term is defined below in Item 2) exceeded 10% beneficial ownership, necessitating the filing of this Amendment No. 2.

Page 6 of 9 pages

Item 1.

(a)	The name of the issuer is ZipRealty, Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 2000 Powell Street, Suite 300, Emeryville, California 94608.

Item 2.

(a)	This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”), Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), and Osmium Spartan, LP, a Delaware limited partnership (“Fund III”) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II and Fund III are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Osmium Partners also manages accounts on a discretionary basis (the “Accounts”). The Fund, Fund II, Fund III and the Accounts directly own the common shares reported in this Statement (other than 14,600 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and the Accounts (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 98974V107.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 20,637,304 shares of Common Stock outstanding as of July 30, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 as filed with the SEC on August 10, 2012.

Page 7 of 9 pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2012

John H. Lewis Osmium Partners, LLC Osmium Capital, LP Osmium Capital II, LP Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan, LP

Page 9 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement